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Chris Anthony

Founder of Flux Power   Flux Power

San Diego, California · 500+ connections · **Contact info**

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About

Efficiency gains are the basis for most innovation. More efficient movement, power consumption, and processing are just a few areas that really interest me. With all of these, there are world shaping engineering innovations just waiting to take form and make all of our lives better. That sounds like a challenge to me, and I like challenges!

Experience



Founder/Chairman
Flux Power
Oct 2009 – Present · 9 yrs 11 mos
Escondido, Ca

Advanced Energy Storage Technology Company

Founder / R&D Advisor
Epic Boats
Jul 2002 – Dec 2018 · 16 yrs 6 mos

Founder / Head of Business Development
EndLiS Energy
Sep 2014 – Jul 2017 · 2 yrs 11 mos
San Diego, CA

Lithium Sulfur Battery Technology

Founder / COO
Aptera Motors
Aug 2004 – May 2010 · 5 yrs 10 mos

Education

University of North Carolina at Wilmington
BS, Finance
1997 – 2000
Activities and Societies: Track and Field

Northern Arizona University
Environmental Engineering
1994 – 1996
Activities and Societies: Football, Track and Field, Sigma Nu Fraternity

       

Skills & Endorsements

Start-ups · 69

Endorsed by **Gerald Newman and 1 other who is highly skilled at this**

Endorsed by **7 of Chris' colleagues at Flux Power**

Product Development · 63

Endorsed by **George Hamstra and 7 others who are highly skilled at this**

Endorsed by **6 of Chris' colleagues at Flux Power**

Electric Vehicles · 54

Endorsed by **George Hamstra and 3 others who are highly skilled at this**

Endorsed by **7 of Chris' colleagues at Flux Power**

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